Exhibit 99.1

Medigus Announces Receipt of Nasdaq Notice of Bid Price Deficiency

Tel Aviv, Israel, June 17, 2022 (GLOBE NEWSWIRE) -- Medigus Ltd. (Nasdaq: MDGS) (“Medigus”), a technology company engaged in advanced medical solutions, innovative internet technologies and electric vehicle (“EV”) and charging solutions, announced today that it has received a notification letter from the Nasdaq Listing Qualifications Department (the “Staff”) of the Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that, for the last 30 consecutive business days, the closing bid price for the Company’s American Depositary Shares (“ADSs”) has closed below a minimum $1.00 per share required for continued listing on The Nasdaq Capital Market pursuant to Nasdaq Listing Rule 5550(a)(2) (“Rule 5550(a)(2)”). The Nasdaq deficiency letter has no immediate effect on the listing of the Company’s ADSs, and its ADSs will continue to trade on The Nasdaq Capital Market under the symbol “MDGS” at this time.

In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company has been given 180 calendar days, or until December 13, 2022 to regain compliance with Rule 5550(a)(2). If the Company chooses to implement a reverse stock split, it must complete the split no later than ten business days prior to December 13, 2022 to regain compliance. If at any time before December 13, 2022, the bid price of the Company’s ADSs closes at $1.00 per share or more for a minimum of 10 consecutive business days (an “Automatic Compliance Event”), the Staff will provide written confirmation that the Company has achieved compliance with Rule 5550(a)(2).

The Company intends to monitor the closing bid price of the Company’s ADSs to allow a reasonable period for the price to rebound from its recent decline but will continue to consider its available options to regain compliance.

About Medigus

Based in Israel, Medigus Ltd. (Nasdaq: MDGS) is a technology company that is focused on innovative growth partnerships, mainly in advanced medical solutions, digital commerce, and electric vehicle markets. Medigus’ affiliations in the medical solutions arena consist of ownership in ScoutCam Inc. (OTCQB: SCTC), and Polyrizon Ltd. The Company’s affiliates in digital commerce include Gix Internet Ltd. (TASE: GIX), Jeffs’ Brands and Eventer Technologies Ltd. In the electric vehicle market, Charging Robotics, Ltd. and Revoltz are also part of the Company’s portfolio of technology solution providers. Medigus is traded on the Nasdaq Capital Market. To learn more about Medigus’ advanced technologies, please visit http://www.medigus.com/investor-relations.

Cautionary Note Regarding Forward Looking Statements

This press release may contain statements that are “Forward-Looking Statements,” which are based upon the current estimates, assumptions and expectations of Medigus’ management and its knowledge of the relevant market. The company has tried, where possible, to identify such information and statements by using words such as “anticipate,” “believe,” “envision,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate” and other similar expressions and derivations thereof in connection with any discussion of future events, trends or prospects or future operating or financial performance, although not all forward-looking statements contain these identifying words. These forward-looking statements represent Medigus’ expectations or beliefs concerning future events, and it is possible that the results described in this press release will not be achieved. By their nature, Forward-Looking Statements involve known and unknown risks, uncertainties and other factors which may cause future results of the Medigus’ activity to differ significantly from the content and implications of such statements. Other risk factors affecting Medigus are discussed in detail in the Medigus’ filings with the Securities and Exchange Commission. Forward-Looking Statements are pertinent only as of the date on which they are made, and Medigus undertakes no obligation to update or revise any Forward-Looking Statements, whether as a result of new information, future developments or otherwise. Neither Medigus nor its shareholders, officers and employees, shall be liable for any action and the results of any action taken by any person based on the information contained herein, including without limitation the purchase or sale of Medigus’ securities. Nothing in this press release should be deemed to be medical or other advice of any kind

Investor Relations Contact:

Dave Gentry

RedChip Companies Inc.

1-800-RED-CHIP (733-2447)

Or 407-491-4498

MDGS@redchip.com